

May 8, 2014

Via E-Mail
Mr. Joaquin Fernandez
Chief Financial Officer
Tecnoglass Inc.
Avenida Circunvalar a 100 mts de la Via 40
Barrio Las Flores
Barranquilla, Columbia, South America

> **Re:** **Tecnoglass Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3 on Form S-1**
> **Filed April 28, 2014**
> **File No. 333-193882**

Dear Mr. Fernandez:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1. We have reviewed your response to comment two in our letter dated March 10, 2014. As noted previously, you were a shell company before your merger transaction on December 20, 2013. Securityholders who received securities from you when you were a shell company are considered underwriters in connection with any resale of those securities until one year from the date Form 10 information has been publicly filed, as specified in Rule 144(i). Accordingly, please identify such securityholders as underwriters in the registration statement. Additionally, you must conduct the offering for resale of these securities at a fixed price for the duration of the offering. Please revise your registration statement accordingly or remove these shares from the registration statement.

2. We have reviewed your response to comment two in our letter dated March 10, 2014 relating to the resale of the shares held by Energy Holding Corporation. Because Energy Holding Corporation is an affiliate who received its securities in a transaction specified in Rule 145(a), it is considered an underwriter with respect to any resale of such securities. Please revise the registration statement to identify Energy Holding Corporation as an underwriter in the registration statement and include the fixed price at which Energy Holding Corporation

will sell the securities. Alternatively, please remove these shares from the registration statement.

Prospectus Summary, page 1

The Offering, page 5

3. We note your response to comment five of our letter dated March 10, 2014 and that you have excluded certain shares from the total amount of shares and warrants being offered by selling securityholders because such shares and warrants may never be outstanding. To the extent that you continue to register the resale of such shares and warrants, these securities should be included in the total number of securities being offered by selling securityholders. Please revise your disclosure accordingly.

Selling Securityholders, page 45

4. Footnote (21) in the Early Bird Capital, Inc. tabular row appears to be inadvertent. We note that the same footnote appears in the Energy Holding Corporation tabular row. Please revise.

5. We are unable to locate where you placed footnote (22) in the Energy Holding Corporation tabular row. Similarly, we are unable to locate to which tabular rows footnotes (38) and (39) relate. Please revise.

Undertakings, page 85

6. Since the Rule 430B undertaking required by Item 512(a)(5)(i) of Regulation S-K is inapplicable to this registration statement, please remove (4)(i)(A)(B) on page 86 from the undertakings. Similarly, please remove the undertaking under (b) on page 87.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may direct questions on to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Erin K. Jaskot, Staff Attorney, at (202) 551-3442.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela A. Long
Assistant Director

cc: <u>Via E-Mail</u>
David Alan Miller, Esq.
Jeffrey M. Gallant, Esq.
Graubard Miller
405 Lexington Avenue
New York, NY 10174